Mon 8/1/2022 6:33 PM

Nebel, Ryan P.

**RE: RMCF**

To 'Steele, Gabriel M.'; Schiffer, Michael D.

Cc Van Derlaske, Rebecca L.; Ferrone, Joseph G.

Mike/Gabe,

Our clients were utterly shocked and dismayed by the company's approach with today's press release. Despite the company's actions, our clients are taking the company at its word and are in good faith offering Jill Sutton as a candidate in place of Mary Bradley. Ms. Sutton has significant corporate governance and franchise experience. Her bio is below:

- Jill Sutton, 50, has served as director of Potbelly Corporation since March 2022. Ms. Sutton was the Chief Legal Officer, General Counsel and Corporate Secretary of United Natural Foods, Inc., the largest publicly traded grocery distributor in America, from May 2018 to December 2021. From July 2015 to January 2018, Ms. Sutton served as Deputy General Counsel, and was Corporate Secretary, of General Motors Company, a multinational automotive manufacturing company. From May 2006 to January 2015, Ms. Sutton served in various roles of increasing accountability at Tim Hortons, Inc., then a publicly traded company, which owns and operates quick service restaurants, including serving as Executive Vice President, General Counsel, and Corporate Secretary. Prior to joining Tim Hortons, Inc., Ms. Sutton served as Corporate Counsel for The Wendy's Company, which owns and operates a chain of quick service restaurants.

Ms. Sutton has confirmed her availability and willingness to serve on the company's board.

Please let us know by tomorrow morning whether the company would like to move forward with Ms. Sutton. If the parties are not actively working towards a resolution, an appropriate response will be made to the company's press release from today.

We are available to discuss.

Thanks,
Ryan

**Ryan Nebel**

**OLSHAN**